Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34

CORPORACIÓN MAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

RECEIVED SEP 26 2005 WASH. D.C. 183 SECTION PROCESSING

BEST AVAILABLE COPY

Madrid, 21 September 2005

05011464

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
SEP 27 2005
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

JW9/27

Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

An introduction to

CORPORACIÓN MAPFRE

Figures as at December 2004 and First Half 2005

Key aspects

Appendix

Calendar and contacts

A profile of MAPFRE

- Spain's leading insurance group, with a 14.3% market share[1].
- Strongest brand name and widest distribution network of any Spanish insurer.
- One of the largest insurance groups in Latin America, present in 12 countries.
- Strategic alliance with CAJA MADRID, Spain's 4th largest financial institution.
- Financial strength ratings of 'A+ (superior)/positive outlook' by AM Best and 'AA/stable outlook' by Standard & Poor's.
- CORPORACIÓN MAPFRE, the Group's main listed holding company, allows investors to share in MAPFRE's growth.

1) Source: ICEA, figures as of December 2004.

CORPORACIÓN MAPFRE:
Shareholding structure


2002
31.1%
57.7%
11.2%
2003
29.7%
57.2%
13.1%
2004
24.8%
56.8%
18.4%
MAPFRE MUTUALIDAD and other MAPFRE companies
Foreign investors
Spanish investors

MAPFRE MUTUALIDAD

- MAPFRE MUTUALIDAD is the main shareholder of CORPORACION MAPFRE and, together with it and their respective subsidiaries, forms MAPFRE, the leading insurance group in the Spanish market.
- It is the largest Motor insurer in Spain, with an 18.9% market share in 2004 (20.2% taking into account MAPFRE as a whole).
- It is distinguished by its focus on technical profitability, which is based on:
  - Tariffs that reflect risks underwritten;
  - The internalisation of activities such as adjusting and medical services;
  - CESVIMAP, its research center for the study of methods to ensure top-quality car repairs at the lowest possible cost.
- MAPFRE MUTUALIDAD has consistently achieved an underwriting profit.
- In 2004, its solvency margin was equal to 6.5x the minimum legal requirement.

	2002	2003	**2004**	% 04/03
Premiums written	1,713.9	1,866.5	**2,167.9**	16.1%
Gross Result[(1)]	156.8	256.6	**345.4**	34.6%
Net Result	120.3	200.8	**276.6**	37.7%
Capital and reserves	900.5	1,104.3	**1,417.3**	28.3%
Loss ratio	77.1	76.0	**74.5**	
Expense ratio	14.5	14.4	**14.3**	
Combined ratio	91.6	90.4	**88.8**	
ROE	14.3	20.0	**21.9**	

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

Million euros

Other shareholders of CORPORACIÓN MAPFRE

Breakdown of free float

(43.2% of shareholders' equity as at 31.12.04)


Spanish investors with shareholdings < 0.1%
24.8%
Foreign investors with shareholdings > 0.1%
50.9%
Spanish investors with shareholdings > 0.1%
17.8%
Foreign investors with shareholdings < 0.1%
6.5%

Breakdown of foreign shareholdings by country

(24.8% of equity as at 31.12.04)


France
23.4%
United Kingdom
33.9%
Other countries
14.5%
United States
15.7%
Germany
4.8%
Switzerland
3.6%
Nordic countries
2.8%
Belgium
0.4%
Canada
0.8%

CORPORACIÓN MAPFRE: International presence

AFRICA	Direct Insurance	Reinsurance	Assistance
Tunisia			▲

ASIA	Direct Insurance	Reinsurance	Assistance
Bahrain			▲
China			▲
Philippines	●	■	▲

EUROPE	Direct Insurance	Reinsurance	Assistance
Andorra	●		
Belgium		■	▲
France			▲
Germany			▲
Greece		■	▲
Hungary			▲
Irland			▲
Italy		■	▲
Luxembourg		■	▲
Portugal	●	■	▲
Russia			▲
SPAIN	●	■	▲
Turkey			▲
United Kingdom		■	▲

AMERICA	Direct Insurance	Reinsurance	Assistance
Argentina	●	■	▲
Bolivia			▲
Brazil	●	■	▲
Canada		■	▲
Chile	●	■	▲
Colombia	●	■	▲
Costa Rica			▲
Dominican Republic	●		▲
Ecuador			▲
El Salvador	●		▲
Guatemala			▲
Honduras			▲
Mexico	●	■	▲
Nicaragua			▲
Panama			▲
Paraguay	●		▲
Peru	●	■	▲
Puerto Rico	●		▲
U.S.A.		■	▲
Uruguay	●		▲
Venezuela	●	■	▲

A comparison of the European insurance markets


= market size
Average GDP
per capita = EUR 23,016
Average premium
per capita = EUR 2,026
5,000
4,000
3,000
2,000
1,000
-
-
10,000
20,000
30,000
40,000
50,000
60,000
CH
UK
IR
NL
DK
F
B
SF
NO
S
L
I
D
E
SLO
P
CYP
SK
CZ
M
PL
H
GR
EST
LIT

UK: United Kingdom; D: Germany; F: France; I: Italy; NL: Netherlands; E: Spain; CH: Switzerland; B: Belgium; S: Sweden; IR: Ireland; DK: Denmark; A: Austria; SF: Finland; NO: Norway; P: Portugal; L: Luxemburg; PL: Poland; GR: Greece; CZ: Czech Republic; H: Hungary; SLO: Slovenia; SK: Slovakia; CYP: Cyprus; M: Malta; LIT: Lithuania; EST: Estonia; Latvia: figures not available.

Source: own calculations using SIGMA 2/2005 data.

Spain: convergence with the EU/EEA

GDP per capita


100%
74.6%
74.7%
78.7%
82.5%
84.0%
2000
2001
2002
2003
2004

Premium per capita


100%
56.4%
54.0%
60.6%
53.2%
53.8%
2000
2001
2002
2003
2004

Spain as a % of the EU/EEA average

Source: own calculations using SIGMA data.

Spanish Market vs. EU/EEA: Penetration (premiums as a % of GDP)


8.7%
8.6%
8.8%
8.6%
8.8%
3.0%
3.3%
3.5%
3.6%
3.6%
5.7%
5.3%
5.3%
5.0%
5.2%
2000
2001
2002
2003
2004
UE/EEA
6.7%
6.2%
6.8%
5.6%
5.7%
2.8%
2.9%
3.1%
3.2%
3.3%
3.9%
3.3%
3.7%
2.4%
2.4%
2000
2001
2002
2003
2004
Spain
Life
Non Life

Source: own calculations using SIGMA data.

A comparison of the Latin American insurance markets



Puerto Rico
SPAIN
Premium p.c. = €1,090
GDP p.c. = €19,336
Premium p.c. = € 1,293
GDP p.c. = € 16,224
Chile
Premium p.c. = € 203
GDP p.c. = € 5,159
Mexico
Brazil
Argentina
Venezuela
Uruguay
Average premium
per capita = EUR 60
Colombia
El Salvador
Dominican Rep.
Peru
Average GDP
per capita = EUR 2,707
110
100
90
80
70
60
50
40
30
20
10
-
-
1,000
2,000
3,000
4,000
5,000
6,000

Source: own calculations using SIGMA 2/2005 data.

MAPFRE:
Organisation chart



MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
COMMERCIAL INSURANCE UNIT
MAPFRE INDUSTRIAL
100%
MAPFRE EMPRESAS
100%
99.9%
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE CAJA SALUD
100%
Direct Insurance subsidiaries in 11 countries
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
Subsidiaries, branches, agencies and representative offices in 37 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

MAPFRE:
Spanish distribution network - 2004



GALICIA
207
39
ASTURIAS
65
18
CANTABRIA
49
22
BASQUE COUNTRY
132
22
NAVARRA
47
6
CATALONIA
391
215
CASTILE AND LEON
191
66
LA RIOJA
17
5
ARAGÓN
79
23
BALEARIC ISLANDS
44
23
MADRID
203
1.014
C. VALENCIANA
329
99
CASTILE LA MANCHA
221
134
EXTREMADURA
112
21
MURCIA
67
18
ANDALUSIA
498
130
CANARY ISLANDS
130
23
CEUTA
4
6
MELILLA
2
0
MAPFRE: 2,788
CAJA MADRID: 1,884

CORPORACIÓN MAPFRE:
Sales by distribution channel in Spain


2003
2004
MAPFRE CAJA MADRID
73%
27%
78%
22%
MAPFRE EMPRESAS
95%
5%
97%
MAPFRE CAJA SALUD
96%
4%
95%
5%
MAPFRE SEGUROS GENERALES
94%
6%
92%
8%
MAPFRE VIDA
50%
50%
55%
45%
Agents channel
Caja Madrid channel

CORPORACIÓN MAPFRE: Distribution network in Latin America - 2004

Breakdown of branches by type

	Direct	Delegated	Total
ARGENTINA	51	99	150
BRAZIL	94	116	210
CHILE	20	14	34
COLOMBIA	42	30	72
EL SALVADOR	4	9	13
MEXICO	51	128	179
PARAGUAY	9	11	20
PERU	17	5	22
PUERTO RICO	26	32	58
URUGUAY	6	31	37
VENEZUELA	88	39	127
TOTAL	**408**	**514**	**922**

Breakdown of branches by country


PARAGUAY 2.2%
EL SALVADOR 1.4%
CHILE 3.7%
PERU 2.4%
URUGUAY 4.0%
BRAZIL 22.8%
PUERTO RICO 6.3%
COLOMBIA 7.8%
MEXICO 19.4%
VENEZUELA 13.8%
ARGENTINA 16.3%

CORPORACIÓN MAPFRE:
Breakdown of premiums by class of business in Latin America - 2004


MAPFRE VERA CRUZ (BRAZIL)
67%
33%
MAPFRE TEPEYAC (MEXICO)
61%
17%
9%
13%
MAPFRE S.G. COLOMBIA
56%
44%
MAPFRE URUGUAY
50%
50%
MAPFRE PARAGUAY
50%
45%
5%
MAPFRE USA (PUERTO RICO)
43%
43%
1%
13%
MAPFRE ARGENTINA
39%
45%
16%
MAPFRE PERU
35%
55%
10%
MAPFRE LA SEGURIDAD (VENEZUELA)
30%
21%
2%
48%
MAPFRE S.G. CHILE
20%
80%
LA CENTRO AMERICANA (EL SALVADOR)
13%
44%
35%
8%
MAPFRE AMÉRICA
47%
36%
3%
14%
Motor
Other Non Life
Life and Burial
Health and accidents

Market shares in Spain: Total Direct Insurance[1] - 2004


14.3%
9.3%
5.0%
5.4%
4.5%
4.5%
4.4%
4.0%
3.4%
3.4%
3.2%
3.1%
MAPFRE
ALLIANZ
GENERALI
AXA
CAIFOR
AVIVA
ZURICH
BBVA SEGUROS
GRUPO CATALANA OCCIDENTE
CASER
MAPFRE MUTUALIDAD
CORPORACIÓN MAPFRE

1) Source: ICEA. The MAPFRE market shares include all companies consolidated under MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE , respectively.

MAPFRE:
Market share in Spain[1]


2004
5.0%
9.3%
14.3%
+ 0.4%
2003
5.0%
8.9%
13.9%
+ 2.3%
2002
4.0%
7.6%
11.6%
MAPFRE MUTUALIDAD
CORPORACIÓN MAPFRE

1) Source: ICEA. The MAPFRE market shares include all companies consolidated under MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE , respectively.

MAPFRE:
Market shares by branch of business in Spain in 2004[1]


LIFE
9.9%
TOTAL NON LIFE
8.8%
8.8%
17.6%
OTHER NON LIFE
1.3%
17.0%
18.3%
HEALTH
8.0%
MOTOR
18.9%
1.3%
20.2%
MAPFRE MUTUALIDAD
CORPORACIÓN MAPFRE

1) Source: ICEA. The MAPFRE market shares include all companies consolidated under MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE , respectively.

Funds under management: Ranking by groups - 2004


70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
BSCH
BBVA
CAIXA
MAPFRE(1)
CAJA MADRID
BANCO POPULAR
BANCO SABADELL
AHORRO CORP.
BANKINTER
IBERCAJA
AVIVA
Mutual Funds
Pension Funds
Mathematical reserves

Million euros

1) CORPORACIÓN MAPFRE has an indirect 51% stake in MAPFRE VIDA and its asset management subsidiaries and a direct 30% stake in CAJA MADRID's asset management subsidiaries.

Source: own calculations using ICEA and INVERCO data.

MAPFRE AMÉRICA:
Share of the Latin American Non-life insurance market


3.5%
3.9%
4.2%
4.5%
5.2%
5.8%
6.1%
1998
1999
2000
2001
2002
2003
2004

Source: Fundación MAPFRE Estudios. Figures for the countries in which MAPFRE AMÉRICA operates.

MAPFRE AMÉRICA:
Non-life insurance market shares in Latin America - 2004


11.8%
10.6%
9.5%
7.8%
5.8%
4.8%
4.6%
3.9%
3.6%
MAPFRE PRAICO (Puerto Rico)
MAPFRE CHILE SEGUROS
MAPFRE LA SEGURIDAD (Venezuela) (2)
MAPFRE ARGENTINA (1)
MAPFRE PERU
MAPFRE URUGUAY
MAPFRE VERA CRUZ (Brazil)
MAPFRE TEPEYAC (Mexico)
MAPFRE COLOMBIA

1) Figures for MAPFRE ARGENTINA are as of June 2004, being this the end of the fiscal year in that country.
2) Total market share (Life and Non-life)

CORPORACIÓN MAPFRE:
Premiums


4,202.4
1.703,1
2.499,3
5,789.2
2.660,3
3.128,9
5,647.3
2.290,3
3.357,0
5,314.8
1.715,4
3.599,4
6,420.6
2.023,5
4.397,2
3,979.4
1.106,3
2.873,1
2000
2001
2002
2003
2004
1H 05
Non-Life written and accepted premiums
Life written and accepted premiums

Million euros

CORPORACIÓN MAPFRE:
Combined ratio[1]


104.2%
102.2%
101.3%
96.5%
94.3%
93.8%
2000
2001
2002
2003
2004
1H 05(2)

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life Technical account.
2) Calculated under IFRS.

CORPORACIÓN MAPFRE:
Managed savings[1]


8,809.1
10,712.6
11,936.4
14,946.2
16,048.3
18,739.3
2000
2001
2002
2003
2004
1H 05(4)
Mutual Funds
Pension Funds (2)
Technical reserves (3)

Million euros

1) Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID.
2) Pension funds do not include 635.4, 663.8, 704.3 and 733.7 million euro in 2001, 2002, 2003 and 2004 respectively, corresponding to defined benefit funds entered into through a Life insurance contract.
3) Life insurance technical reserves.
4) Life insurance technical reserves calculated under IFRS.

CAJA MADRID:
Mutual and pension funds[1]


9,853.7
10,157.2
10,036.3
11,349.8
13,254.4
13,960.2
2000
2001
2002
2003
2004
1H 05
Mutual funds
Pension funds

1) Funds managed by the asset management subsidiaries of CAJA MADRID in which CORPORACIÓN MAPFRE has a 30% direct shareholding.

Million euros

CORPORACIÓN MAPFRE: Shareholders' equity


1,120.8
1,161.9
1,076.9
1,220.1
131.6
1,088.5
1,866.5
195.2
1,671.3
2,086.5
2000
2001
2002
2003
2004
1H 05(1)
Increase due to the adoption of IFRS

Million euros

1) Calculated under IFRS.

CORPORACIÓN MAPFRE

CORPORACIÓN MAPFRE:
Net profit



91.9
96.2
113.4
141.3
218.9
36.0
182.9
149.0
2000
2001
2002
2003
2004
1H 05(1)
Increase due to the adoption of IFRS

Million euros

1) Calculated under IFRS.

Share price


Price (euros)
12
10
8
6
4
2
0
Trading volume
(thousand shares)
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
Volume CORPORACIÓN MAPFRE
CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE

CORPORACIÓN MAPFRE:
Market capitalisation



1,228.6
1,182.0
1,403.5
2,039.0
2,589.7
2,955.2
2000
2001
2002
2003
2004
1H 05

Million euros

CORPORACIÓN MAPFRE: Return to shareholders


0.49
0.51
0.60
0.75
0.81
9.1%
8.4%
10.1%
13.0%
13.3%
0.19
0.19
0.19
0.21
0.27
3.3%
2.4%
2.5%
2.1%
2.4%
2000
2001
2002
2003
2004
EPS (1)
Dividend per share (2)
ROE (3)
Dividend Yield

(1) EPS in previous years has been adjusted through a correction factor, in accordance with IAS 33, to take into account the impact of the rights issue carried out in April 2004.

(2) Dividend paid out of result for the year

(3) Result net of taxes and minorities/ average shareholders' equity

Figures in euros (except ROE and dividend yield)

Strategy

- The strategy of SISTEMA MAPFRE aims to achieve the following goals:
  - increase its competitiveness, growth potential and results as an independent insurance group;
  - consolidate its position as the leading insurer in Spain;
  - lay the grounds for a presence in direct insurance in the Western European markets;
  - strengthen its position in Latin America as one of the largest international insurers in that continent;
  - lay the grounds for a presence in direct insurance in other emerging markets with attractive growth perspectives;
  - expand its multinational focus through the Reinsurance and Assistance Operating Units;
  - improve continuously the quality and training of human resources to achieve growing levels of efficiency and personal development;
  - promote a management system focussed on improving corporate social responsibility;
  - enhance the development and contribution to society of the activities of the MAPFRE Foundations.

Corporate Governance and Social Responsability

- The sense of social responsibility has been inseparable from the development of MAPFRE for many years and forms part of the institutional principles of action laid down in its Code of Good Governance, which establishes that 'the activity of SISTEMA MAPFRE and all those who are involved in its management at any level must be inspired by a general sense of service to society, by recognising their duty and responsibility to ensure its proper development and advancement'.
- In 2004 MAPFRE has set up a Communication and Social Responsability Area, whose goal is to advance in the planning, coordination and control of the socially responsible activities carried out by SISTEMA MAPFRE companies, based on the Global Reporting Initiative (GRI) indicators.
- MAPFRE is a signatory to the following United Nations pacts:
  - UNEP III
  - Global Compact
- Furthermore, for more than twenty years MAPFRE has been allocating part of its net profit to financing non-profit activities of social interest through six private foundations. In 2004, these foundations devoted €19.4 million to carrying out their activities. During 2005, the various MAPFRE companies will make donations for a total amount of €25.3 million to these foundations, out of the profits for 2004.

Corporate Governance and Social Responsability

- Additional information can be found in:
  - The Annual Corporate Governance Report, included in pages 192 to 229 of CORPORACION MAPFRE's 2004 Annual Report, that can be downloaded from the MAPFRE web page (www.mapfre.com, by clicking on Shareholders and Investors, Financial Information, Annual Reports, 2004 Annual Report).
  - 'Corporate Governance' section in the MAPFRE web page (www.mapfre.com, by clicking on Shareholders and Investors, Corporate Governance).

CORPORACIÓN MAPFRE: Employees as at 31.12.04

Number of employees: 15,023

Average age: 34.2

Breakdown by gender


MEN
54.1%
WOMEN
45.9%

Breakdown by geographical area


SPAIN
39.4%
AMERICA
55.8%
OTHER
4.8%

Breakdown by category


SALES
25.3%
CLERICAL
39.4%
TECHNICAL & OTHER
30.0%
MANAGERS
5.3%

Key aspects

Appendix

Calendar and contacts

CORPORACIÓN MAPFRE: Business areas in Spain by company

INSURANCE	MAPFRE ASISTENCIA	MAPFRE SEGUROS GENERALES	MAPFRE INDUSTRIAL / MAPFRE EMPRESAS	MAPFRE CAUCIÓN Y CRÉDITO	MAPFRE CAJA SALUD	MAPFRE VIDA / MUSINI VIDA	MAPFRE INMUEBLES	GESMADRID	CAJA MADRID PENSIONES	CAJA MADRID BOLSA
Assistance	✓									
Motor		✓ (Canary Islands)								
Accidents		✓	✓ (companies)							
Guarantee				✓						
Credit				✓						
Multi-peril		✓ (individuals)	✓ (companies)							
Civil Liability		✓	✓ (companies)							
Health					✓					
Marine		✓ (Canary Islands)	✓							
Pecuniary Losses	✓									
Life						✓				

OTHER ACTIVITIES	MAPFRE ASISTENCIA	MAPFRE SEGUROS GENERALES	MAPFRE INDUSTRIAL / MAPFRE EMPRESAS	MAPFRE CAUCIÓN Y CRÉDITO	MAPFRE CAJA SALUD	MAPFRE VIDA / MUSINI VIDA	MAPFRE INMUEBLES	GESMADRID	CAJA MADRID PENSIONES	CAJA MADRID BOLSA
Real Estate activities							✓			
Travel Agency	✓									
Mutual Funds			✓			✓		✓		
Pension Funds			✓			✓			✓	
Brokerage										✓
Services for the elderly	✓									
Services for companies	✓		✓							

CORPORACIÓN MAPFRE:
Consolidated profit and loss account

	2002	2003	2004	% 04/03
N/L gross premium written and accepted	3,357.0	3,599.4	4,397.2	22.2%
N/L net premiums earned	2,568.3	2,745.3	3,207.2	16.8%
Claims	-1,783.7	-1,826.7	-2,116.8	15.9%
Variation, other technical provisions	-27.3	-35.2	-32.1	-8.8%
Operating Expenses	-747.4	-734.3	-830.7	13.1%
Net other technical income	-43.0	-52.9	-43.4	-18.0%
Result, Non-Life technical account	**-33.1**	**96.2**	**184.2**	**91.5%**
Net Inv. Income, Non-life Account	232.8	174.0	160.6	-7.7%
Variation, stabilisation/equalisation reserve	-10.0	-31.4	-31.7	1.0%
Technical-Financial Result, Non-Life	**189.7**	**238.8**	**313.1**	**31.1%**
Life gross premium written and accepted	2,290.3	1,715.4	2,023.5	18.0%
Life net premiums earned	2,233.4	1,665.0	1,935.0	16.2%
Net operating expenses	-133.3	-139.0	-171.9	23.7%
U/W Result, Life	-329.8	-456.9	-549.2	20.2%
Net Life financial income	410.9	561.1	653.5	16.5%
Technical-Financial Result, Life	**81.1**	**104.2**	**104.3**	**0.1%**
Technical Result	**270.8**	**343.0**	**417.4**	**21.7%**
Goodwill amortisation	-27.5	-25.6	-32.1	23.7%
Net investment income	38.2	37.8	48.7	28.8%
Other non-tecnical items	-21.7	-21.2	-29.3	38.2%
Net extraordinary income	-0.8	-13.4	-1.3	-90.3%
Result before tax and minority shareholders	**259.0**	**320.6**	**403.4**	**25.8%**
Taxes	-67.6	-92.4	-118.4	28.1%
Result after tax	**191.4**	**228.2**	**285.0**	**24.9%**
Result attributable to minority shareholders	-78.0	-86.9	-102.0	17.4%
Net attributable profit	**113.4**	**141.3**	**182.9**	**29.4%**
Non-life Loss Ratio (1)	70.5%	67.8%	67.0%	
Non-life Expense Ratio (1)	30.8%	28.7%	27.3%	
Non-life Combined Ratio (1)	101.3%	96.5%	94.3%	
Life Expense Ratio (2)	1.6%	1.4%	1.4%	

Million euros

1) *Ratios calculated over net premiums earned.* Figures for the Non-life Technical Account.

2) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves

CORPORACIÓN MAPFRE: Cash earnings

	2002	2003	**2004**	% 04/03
Net result, group share	113.4	141.3	**182.9**	29.4%
Depreciation	37.8	40.2	**47.0**	16.9%
Amortisation of goodwill and portfolio acquisition expenses	37.6	30.3	**44.9**	48.2%
Cash earnings	188.8	211.8	**274.8**	29.7%

1) Figures are not adjusted for taxes and minority shareholders.

Million euros

CORPORACIÓN MAPFRE:
Consolidated balance sheet

	2000	2001	2002	2003	**2004**	%04/03
ASSETS						
Uncalled Share Capital	0.9	---	---	---	---	---
Fixed Assets	76.3	90.8	93.9	91.4	195.9	114.3%
Investments	7,985.5	10,260.3	11,558.1	14,736.5	16,066.0	9.0%
Consolidation goodwill	290.7	415.2	403.4	456.4	343.8	-24.7%
Investments on account of policyholders assuming risk	509.7	739.4	574.7	446.1	361.1	-19.1%
Participation by reinsurance in technical reserves	409.0	477.7	526.4	1,041.3	1,166.4	12.0%
Credits, other assets and accruals	1,933.2	2,037.3	2,081.2	2,302.7	2,873.2	24.8%
TOTAL ASSETS	**11,205.3**	**14,020.7**	**15,237.7**	**19,074.4**	**21,006.4**	10.1%
LIABILITIES						
Shareholders' Equity	1,120.8	1,161.9	1,076.9	1,088.5	1,671.3	53.5%
Minority interests	607.0	649.2	624.3	675.7	731.4	8.2%
Negative difference on consolidation	4.0	3.0	2.9	3.0	3.1	3.3%
Deferred income	7.0	21.0	14.7	9.4	13.4	42.6%
Technical reserves	8,032.3	9,943.2	11,433.5	14,883.6	16,180.9	8.7%
- Life	5,695.9	7,163.0	8,671.4	11,133.5	11,791.6	5.9%
- Non Life	2,336.4	2,780.2	2,762.1	3,750.1	4,389.3	17.0%
Technical reserves when inv. risk is assumed by policyholders	509.7	739.4	574.7	446.1	361.1	-19.1%
Reserves for risks and expenses	70.6	105.0	96.9	111.5	111.5	0.0%
Deposits received on ceded reinsurance	69.5	79.2	93.9	112.1	147.7	31.8%
Debts and accrued liabilities	784.4	1,318.8	1,319.9	1,744.5	1,786.0	2.4%
TOTAL LIABILITIES	**11,205.3**	**14,020.7**	**15,237.7**	**19,074.4**	**21,006.4**	10.1%

Million euros

CORPORACIÓN MAPFRE:
Consolidated investments breakdown

CORPORACIÓN MAPFRE

	2000	2001	2002	2003	2004
FIXED-ASSETS	535	567	514	528	639
EQUITY	161	173	143	201	304
FIXED-INCOME SECURITIES	5,585	7,610	9,217	11,411	12,970
INVESTMENT FUNDS	539	605	587	700	759
OTHER INVESTMENTS	1,165	1,305	1,097	1,897	1,394
TOTAL	7,986	10,260	11,558	14,737	16,066


100%
80%
60%
40%
20%
0%
2000
2001
2002
2003
2004
FIXED-ASSETS
FIXED-INCOME SECURITIES
OTHER INVESTMENTS
EQUITY
INVESTMENT FUNDS

Million euros

CORPORACIÓN MAPFRE:
Premiums for the main subsidiaries

	2002	2003	**2004**	% 04/03
MAPFRE VIDA	2,229.6	1,651.4	**1,843.1**	11.6%
MAPFRE SEGUROS GENERALES	786.6	895.9	**1,021.1**	14.0%
MAPFRE INDUSTRIAL	346.4	444.3	**544.0**	22.4%
MAPFRE CAUCIÓN Y CRÉDITO	85.3	104.6	**118.0**	12.8%
MUSINI, S.A.	---	---	**419.9**	---
MAPFRE CAJA SALUD	246.1	277.1	**317.3**	14.5%
MAPFRE AMERICA	1,341.1	1,235.9	**1,296.2**	4.9%
MAPFRE RE	760.1	866.4	**1,132.6**	30.7%
MAPFRE ASISTENCIA	127.5	131.3	**189.9**	44.6%

Million euros

CORPORACIÓN MAPFRE:
Expense and loss ratios

COMPAÑIA	EXPENSE RATIO (%)[1]			LOSS RATIO (%)[2]			COMBINED RATIO (%)[3]		
	2002	2003	**2004**	2002	2003	**2004**	2002	2003	**2004**
MAPFRE SEGUROS GENERALES [4]	30.2%	29.4%	**28.4%**	62.0%	65.7%	**64.9%**	92.2%	95.1%	**93.3%**
MAPFRE INDUSTRIAL	21.4%	21.6%	**17.8%**	71.8%	71.4%	**73.3%**	93.2%	93.0%	**91.1%**
MAPFRE CAUCION Y CREDITO [5]	16.8%	11.1%	**-4.5%**	85.3%	74.2%	**72.5%**	102.1%	85.3%	**68.0%**
MUSINI, S.A.	---	---	**-11.6%**	---	---	**88.8%**	---	---	**77.2%**
MAPFRE CAJA SALUD	17.0%	17.0%	**16.9%**	80.4%	80.6%	**82.5%**	97.4%	97.6%	**99.4%**
MAPFRE RE	37.4%	34.1%	**33.3%**	60.9%	58.4%	**58.5%**	98.3%	92.5%	**91.8%**
MAPFRE ASISTENCIA [5]	12.9%	14.8%	**17.7%**	77.3%	76.5%	**74.4%**	90.2%	91.3%	**92.1%**
MAPFRE AMERICA	35.7%	32.9%	**33.3%**	76.8%	69.3%	**65.9%**	112.5%	102.2%	**99.2%**
CORPORACION MAPFRE (Cons.)	30.8%	28.7%	**27.3%**	70.5%	67.8%	**67.0%**	101.3%	96.5%	**94.3%**

1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned. Figures for the Non-life Technical Account.
2) (Gross claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life Technical Account.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned. Figures for the Non-life Technical Account.
4) Excluding its subsidiary MAPFRE INDUSTRIAL.
5) Given the importance of services activities for these subsidiaries, their expense ratios are adjusted to include the net other non-technical income.

CORPORACIÓN MAPFRE:
Results by company

	GROSS RESULT[1]			NET RESULT		
	2002	2003	**2004**	2002	2003	**2004**
FULLY CONSOLIDATED COMPANIES						
Companies operating primarily in Spain						
LIFE UNIT	**103.1**	**123.7**	**146.2**	**75.9**	**86.0**	**102.8**
MAPFRE VIDA[2]	103.1	117.5	128.7	75.9	81.9	91.4
MUSINI VIDA[3]	—	6.2	17.5	---	4.1	11.4
GENERAL INSURANCE UNIT	**76.6**	**84.2**	**97.8**	**40.3**	**46.8**	**57.0**
MAPFRE SEGUROS GENERALES[4]	55.9	66.2	82.6	26.7	38.3	48.0
MAPFRE GUANARTEME	20.7	21.0	22.7	13.6	14.2	16.6
COMMERCIAL INSURANCE UNIT	**25.7**	**40.3**	**79.4**	**16.7**	**26.1**	**56.0**
MAPFRE INDUSTRIAL	18.6	27.6	34.7	12.1	17.8	22.4
MAPFRE CAUCIÓN Y CRÉDITO	7.1	9.9	12.2	4.6	6.1	7.4
MUSINI S.A.[3] [5]	—	2.8	32.5	---	2.2	26.2
MAPFRE CAJA SALUD	**13.8**	**14.5**	**9.3**	**7.1**	**7.7**	**2.0**
Companies operating primarily abroad						
MAPFRE AMÉRICA	**56.3**	**52.0**	**75.9**	**26.5**	**37.8**	**48.5**
MAPFRE RE	**30.9**	**42.2**	**63.7**	**22.7**	**29.1**	**41.1**
MAPFRE ASISTENCIA	**5.3**	**7.2**	**8.4**	**3.8**	**3.8**	**4.6**
OTHER	**-1.3**	**1.9**	**0.9**	**-1.6**	**1.5**	**0.8**
EQUITY-ACCOUNTED SUBSIDIARIES [6]						
MAPFRE INMUEBLES	5.7	9.1	9.4	3.5	5.8	5.9
GESMADRID	5.0	4.7	5.2	3.2	3.0	3.4
CAJA MADRID PENSIONES	1.3	1.3	1.6	0.8	0.8	1.0
CAJA MADRID BOLSA	0.9	1.4	2.0	0.6	0.9	1.3

1) Before taxes, minorities and amortisation of goodwill and portfolio acquisition costs.
2) Includes the results of MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
3) MUSINI VIDA and MUSINI S.A. are consolidated from October 2003 onwards.
4) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit. For comparative purposes, the figures of MAPFRE SEGUROS GENERALES in 2003 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in 2004.
5) The profit before tax of MUSINI S.A. includes €14.1million (€10.6 million after tax) from the sale of its stake in MUSINI VIDA to MAPFRE VIDA, amount that has been eliminated upon consolidation.
6) Consolidated in proportion to the percentage of ownership in each company.

Million euros

Key figures – June 2005

	1H 05	1H 04	% Var.
Non-Life gross written and accepted premiums	**2,873.1**	2,530.9	13.5%
Life gross written and accepted premiums	**1,106.3**	1,131.7	-2.2%
Total gross written and accepted premiums	**3,979.4**	3,662.6	8.6%
Net income, group share	**149.0**	107.8	38.2%
Total assets	**26,884.4**	22,901.0	17.4%
Managed savings (1)	**23,988.4**	20,462.1	17.2%
Shareholders' equity	**2,086.5**	1,802.5	15.8%
Financial debt	**377.8**	299.6	26.1%
Market capitalisation	**2,955.2**	2,405.7	22.8%
Shares	**238,900,706**	238,900,706	---
Earnings per share	**0.62**	0.45	38.2%
Employees	**14,291**	14,626	-2.3%
N/L Loss ratio (2)	**67.1%**	66.9%	
N/L Expense ratio (2)	**26.7%**	26.1%	
N/L Combined ratio (2)	**93.8%**	93.0%	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through Life insurance contracts amounting to 704.3 million euros in 1H 2004
2) Ratios calculated as a percentage of net premiums earned

Figures calculated under IFRS

Million euros

MAPFRE AMÉRICA:
Premiums and profits by country

	PREMIUMS					RESULTS [1]				
COMPANY	2002	2003	**2004**	% 04/03	Local Currency % 04/03	2002	2003	**2004**	% 04/03	Local Currency % 04/03
MAPFRE ARGENTINA	94.1	139.2	**161.8**	16.2%	25.6%	-2.3	3.4	**5.6**	64.7%	77.0%
MAPFRE VERA CRUZ (BRAZIL)	236.0	223.5	**259.3**	16.0%	20.3%	6.0	8.2	**9.6**	17.1%	21.7%
MAPFRE S.G. COLOMBIA	40.6	37.1	**42.2**	13.7%	13.0%	2.1	2.1	**2.5**	19.0%	16.8%
MAPFRE S.G. CHILE	75.1	79.0	**95.2**	20.5%	16.4%	1.5	2.7	**4.2**	55.6%	52.2%
LA CENTRO AMERICANA (EL SALVADOR)	33.6	27.9	**28.1**	0.7%	10.0%	1.8	1.8	**1.8**	0.0%	8.9%
MAPFRE TEPEYAC (MEXICO)	352.8	306.8	**249.1**	-18.8%	-7.3%	13.9	6.3	**8.9**	41.3%	61.8%
MAPFRE PARAGUAY	7.3	6.9	**7.3**	5.8%	8.2%	0.2	0.4	**0.5**	25.0%	24.2%
MAPFRE PERU	26.6	21.2	**22.6**	6.6%	14.1%	-5.2	0.3	**0.4**	33.3%	35.1%
MAPFRE USA (PUERTO RICO)	222.1	200.6	**223.9**	11.6%	40.5%	15.5	17.3	**24.1**	39.3%	53.9%
MAPFRE URUGUAY	13.4	6.9	**8.1**	17.4%	27.7%	-1.9	0.3	**-1.2**	---	---
MAPFRE LA SEGURIDAD (VENEZUELA)	239.5	186.8	**198.6**	6.3%	36.0%	30.2	18.9	**23.4**	23.8%	58.2%

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

Million euros

MAPFRE RE:
Premiums breakdown - 2004

BY REGION


USA
7%
OTHER
5%
LATIN AMERICA
17%
SPAIN
44%
EUROPE
27%

BY CEDENT


MAPFRE
41%
OTHER
59%

BY TYPE OF BUSINESS


FACULTATIVE
8%
NON PROPORTIONAL
17%
PROPORTIONAL
75%

BY BRANCH OF BUSINESS


OTHER
9%
LIFE AND ACCIDENTS
11%
MOTOR
6%
MARINE AND TRANSPORT
6%
PROPERTY
68%

MAPFRE:
Key figures

	2000	2001	2002	2003	2004	% 04/03
Non-Life gross written and accepted premiums	3,981.4	4,834.8	5,295.6	5,712.5	**6,713.4**	17.5%
Life gross written and accepted premiums	1,816.2	2,796.7	2,445.6	1,876.7	**2,205.4**	17.5%
Result after tax	166.6	245.0	327.0	446.4	**549.6**	23.1%
Total assets	13,284.8	16,495.4	18,109.8	22,483.5	**24,692.8**	9.8%
Managed savings (1)	8,937.4	10,861.5	12,076.0	15,113.4	**16,233.4**	7.4%
Shareholders' equity (2)	2,044.0	2,216.5	2,204.7	2,496.0	**3,129.8**	25.4%
Financial debt	79.9	353.5	298.4	437.0	**354.8**	-18.8%
N/L Loss ratio (3)	78.3%	75.3%	72.8%	70.9%	**70.0%**	
N/L Expense ratio (3)	23.0%	23.1%	23.4%	21.7%	**21.5%**	
N/L Combined ratio (3)	101.3%	98.4%	96.2%	92.6%	**91.5%**	

Million euros

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through a Life insurance contract.
2) amounting to 733.7, 704.3, 663.8 y 635.4 million euros in 2004, 2003, 2002 and 2001 respectively.
3) Including minority interests.
4) Ratios calculated over net premiums earned.

CORPORACIÓN MAPFRE:
Composition of the Board of directors and of the other governing bodies

Board of Directors	Type of member	Executive Committee	Audit Committee	Remuneration and Appointments Committee	Compliance Committee
Chairman					
Mr. *Carlos Álvarez Jiménez*	External [1]	First Vice-Chairman	First Vice-Chairman	First Vice-Chairman	
Executive Vice-Chairman					
Mr. Domingo Sugranyes Bickel	Executive	Chairman		Chairman	
Second Vice-Chairman					
Mr. Francisco Ruiz Risueño	External [1]	Second Vice-Chairman	Second Vice-Chairman	Second Vice-Chairman	Chairman
Managing Director					
Mr. Ricardo Blanco Martínez	Executive	Member			
Members					
Mr. Víctor Bultó Millet	Executive	Member			
Mr. Juan Fernández-Layos Rubio	External [1]			Member	
Mr. Rafael Galarraga Solores	External [1]				
Mr. Santiago Gayarre Bermejo	External [1]	Member			
Mr. Dieter Göbel Bruckner	Independent				
Mr. Luis Hernando de Larramendi Martínez	External [1]		Member	Member	Member
Mr. Luis Iturbe Sanz de Madrid	Independent				Member
Mr. Manuel Jesús Lagares Calvo	Independent		Chairman		Member
Mr. Alberto Manzano Martos	External [1]	Member			
Mr. *José Manuel Martínez Martínez*	*External* [1]				
Mr. Antonio Miguel-Romero de Olano	External [1]	Member	Member		
Mr. Filomeno Mira Candel	External [1]	Member			
Mr. Alfonso Rebuelta Badías	External [1]	Member	Member	*Member*	*Member*
Secretary and Member					
Mr. José Manuel González Porro	External [1]	Secretary and Member	Secretary and Member	Secretary and Member	

(1) External directors nominated by MAPFRE MUTUALIDAD

MAPFRE:
Ratings of the main companies

Company	Standard & Poor's 2004	Standard & Poor's 2005	A.M. Best 2004	A.M. Best 2005
MAPFRE MUTUALIDAD	AA(Excellent) Stable Outlook	AA(Excellent) Stable Outlook	A+(Superior) Positive Outlook	A+(Superior) Positive Outlook
CORPORACIÓN MAPFRE	AA-(Excellent) Stable Outlook (Issuer credit rating)	AA-(Excellent) Stable Outlook (Issuer credit rating)	aa- Positive Outlook (Issuer credit rating)	aa- Stable Outlook (Issuer credit rating)
MAPFRE RE	AA-(Excellent) Stable Outlook	AA-(Excellent) Stable Outlook	A+(Superior) Positive Outlook	A+(Superior) Positive Outlook
MAPFRE EMPRESAS	----	AA (Excellent) Stable Outlook	----	A(Excellent) Stable Outlook
MAPFRE REINSURANCE CORPORATION	----	----	A(Excellent) Stable Outlook	A(Excellent) Stable Outlook
MAPFRE PRAICO	----	----	A(Excellent) Stable Outlook	A(Excellent) Stable Outlook
MAPFRE TEPEYAC	----	----	A-(Excellent) Stable Outlook	A-(Excellent) Stable Outlook

Company	Moody's 2004	Moody's 2005	A.M. Best 2004	A.M. Best 2005
MAPFRE ASISTENCIA	A1 Stable Outlook	A1 Stable Outlook	A+(Superior) Stable Outlook	A+(Superior) Stable Outlook

MAPFRE:
Relevant facts over the last 10 years

1995 MAPFRE ASIAN in the Philippines is acquired.
CORPORACIÓN MAPFRE's stock market capitalisation exceeds € 1 billion.
The 1st MAPFRE Road Safety Week is held.

1996 MARES is set up to insure special motor vehicle risks.
CORPORACION MAPFRE issues convertible debentures for € 96 million to finance its international expansion.
MAPFRE ASISTENCIA consolidates its position as the leader of its sector in Spain and extends its direct coverage to 29 countries.

1997 MAPFRE acquired SEGUROS LA SEGURIDAD in Venezuela and El SOL NACIONAL in Peru.
SISTEMA MAPFRE's consolidated net equity exceeds € 1 billion,
Vehicles insured by MAPFRE in Spain exceed 3 million.

1998 The first business cooperation framework agreement is signed by MAPFRE and CAJA MADRID.
Eight new external shareholders join MAPFRE AMERICA, taking a 20% stake in its share capital.
MAPFRE AMERICA VIDA begins operating and the holding company MAPFRE AMERICA CAUCIÓN Y CRÉDITO is created.
Direct insurance premiums in Spain exceed € 2 billion.

1999 Entry into the North American reinsurance market through MAPFRE REINSURANCE CORPORATION.
CENTRO AMERICANA is acquired in El Salvador.
The International Centre for Management Training is created.
MAPFRE Telephone Call Centres handle over 10 million calls.

2000 MAPFRE's market share in Spain exceeds 10%
Funds managed by SISTEMA MAPFRE exceed € 10 billion
The strategic alliance with CAJA MADRID is established.
SISTEMA MAPFRE'S consolidated net equity exceeds € 2 billion.
The Board of Directors of MAPFRE MUTUALIDAD approves the Code of Good Governance of SISTEMA MAPFRE

MAPFRE:
Relevant facts over the last 10 years (ctd.)

2001 The acquisition of FINISTERRE reinforces the presence of MAPFRE in Burial Insurance in Spain
José Manuel Martínez is appointed chairman of SISTEMA MAPFRE, replacing *Julio Castelo*.
MAPFRE VIDA closes the year as the largest company in the insurance sector in terms of premium volume.
Direct insurance premiums in Spain exceed € 5 billion,
Vehicles insured by MAPFRE in Spain exceed 4 million.

2002 The first Collective Bargaining Agreement of the MAPFRE Insurance Group is signed for the 2002-2004 period.
A wide-ranging management restructuring is approved and the Commercial Insurance Unit is created.
Funds managed by SISTEMA MAPFRE exceed € 20 billion
MAPFRE's Telephone Call Centres handle over 20 million calls.
Mapfre.com, a single internet portal to access the entire SISTEMA MAPFRE is launched.

2003 SEPI'S Board of Directors awards MUSINI and MUSINI VIDA to MAPFRE CAJA MADRID HOLDING
Standard & Poor's upgrades *the rating of MAPFRE MUTUALIDAD to* 'AA' *and those of CORPORACION MAPFRE and MAPFRE REINSURANCE to* 'AA-'.
CORPORACION MAPFRE's shares are included in the IBEX 35 and the Dow Jones Stoxx Insurance equity indices.
CORPORACION MAPFRE's market capitalisation exceeds € 2 billion.
MAPFRE ASISTENCIA ORO is created.
SISTEMA MAPFRE'S gross profit exceeds € 600 million

2004 SISTEMA MAPFRE'S total revenues from operations exceed € 10,000 million
Vehicles insured by MAPFRE in Spain exceed 5 million.
Homes insured by MAPFRE SEGUROS GENERALES *in Spain exceed 2 million.*
CORPORACION MAPFRE carries out a € 500 million rights issue.
MAPFRE gains management control of QUAVITAE, the leading company in the services for the Elderly business in Spain
MAPFRE begins operating in China by setting up ROAD CHINA ASSISTANCE, specialised in assistance insurance.

Key aspects

Appendix

Calendar and contacts

Provisional calendar for the year 2005

09/02/05	Release of year 2004 results
09/02/05	Analysts' presentation, year 2004 results - Madrid
10/02/05	Analysts' presentation, year 2004 results - London
26/02/05	Annual General Meeting
27/04/05	Release of first quarter 2005 interim results
27/04/05	Analysts' presentation, first quarter 2005 interim results - Madrid
28/04/05	Analysts' presentation, first quarter 2005 interim results - London
21/07/05	Release of first half 2005 results
27/10/05	Analysts' presentation, third quarter 2005 interim results – Madrid
28/10/05	Analysts' presentation, third quarter 2005 interim results – London

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com
www.mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.